UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

September 10, 2012

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report contains a copy of the press release entitled “Textainer To Acquire 52,000 TEU From Managed Container Portfolio,” dated September 10, 2012.

Exhibit

1.	Press Release dated September 10, 2012

Exhibit 1

Textainer To Acquire 52,000 TEU From Managed Container Portfolio

HAMILTON, Bermuda, September 10, 2012 (BUSINESS WIRE) — Textainer Group Holdings Limited (NYSE: TGH) (“Textainer”, the “Company”, “we”, and “our”), the world’s largest lessor of intermodal containers based on fleet size, today announced that it has entered into two separate agreements to acquire 52,000 TEU (twenty-foot equivalent units) from its managed fleet for approximately $66 million with the transfer of ownership rights effective as of August 1, 2012. The purchase of approximately 4,300 TEU was completed on August 1, 2012 and the purchase of approximately 47,800 TEU is expected to close by the end of September 2012. The two acquired fleets consist of standard dry freight containers and the purchases increase the percentage of Textainer’s owned fleet from 61% as of July 31, 2012 to 63% as of August 1, 2012.

“We are pleased to once again take advantage of opportunities presented by the current industry fundamentals and enter into another accretive transaction for our shareholders,” stated Philip K. Brewer, President and CEO of Textainer. “While managing containers is a key part of our business strategy, container ownership is typically more profitable. This transaction will increase the owned portion of our fleet and position us to further increase our profitability. We intend to continue to utilize our financial resources to take advantage of similar opportunities that allow us to grow the owned portion of our fleet,” commented Mr. Brewer.

About Textainer Group Holdings Limited

Textainer Group Holdings Limited and its subsidiaries (“Textainer”) is the world’s largest lessor of intermodal containers based on fleet size. The Company began operations in 1979 and as of the most recent quarter end had more than 1.7 million containers, representing more than 2.6 million TEU, in its owned and managed fleet. Textainer leases dry freight, refrigerated, and specialized containers. Each year the Company is one of the largest purchasers of new containers as well as one of the largest sellers of used containers. Textainer leases containers to approximately 400 shipping lines and other lessees and sells containers to more than 1,100 customers worldwide and provides services worldwide via a network of regional and area offices, as well as independent depots.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding: (i) the purchase of approximately 47,800 TEU closing by the end of September 2012, (ii) Textainer’s belief that it has entered into another accretive transaction, (iii) container ownership is more profitable, (iv) positioning us to further increase our profitability and (v) our intention to continue to utilize our strong financial flexibility to take advantage of similar opportunities that allow us to grow the owned portion of our fleet. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on June 27, 2012.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Contact:

Textainer Group Holdings Limited

Mr. Tom Gallo, 415-658-8227

Investor Relations Director

ir@textainer.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2012

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer